Filed by Locust Walk Acquisition Corp.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Locust Walk Acquisition Corp.

Commission File No. 001-39866

Date: June 14, 2021

On June 14, 2021, eFFECTOR Therapeutics, Inc. issued the following press release. The press release may be accessed on eFFECTOR’s website at https://effector.com/news/.

eFFECTOR Therapeutics to Present at JMP Securities 2021 Life Sciences Conference

SAN DIEGO, June 14, 2021 – eFFECTOR Therapeutics, Inc. (“eFFECTOR”), a biopharmaceutical company focused on pioneering the development of selective translation regulation inhibitors (“STRIs”) for the treatment of cancer, today announced that Steve Worland, Ph.D., president and chief executive officer of eFFECTOR, and Chris Ehrlich, chief executive officer and director of Locust WalkAcquisition Corp. (NASDAQ:LWAC), a special purpose acquisition company, will present a company overview at the JMP Securities 2021 Life Sciences Conference on Thursday, June 17 at 2:00 p.m. ET.

A live webcast will be accessible from the “Events and Presentation” page of the “News” section of the eFFECTOR’s website (www.effector.com).

As previously announced on May 27, 2021, eFFECTOR entered into a definitive Agreement and Plan of Merger (the “Merger Agreement”) with LWAC and Locust Walk Merger Sub, Inc., a wholly owned subsidiary of LWAC (“Merger Sub”). Upon the closing of the transaction, anticipated to occur in the third quarter of 2021, subject to approval of LWAC stockholders and the satisfaction or waiver of certain other customary closing conditions, the combined company will be named eFFECTOR Therapeutics, Inc. and is expected to be listed on the Nasdaq Capital Market under the ticker symbol “EFTR”.

About eFFECTOR Therapeutics

eFFECTOR is a clinical stage biopharmaceutical company focused on pioneering the development of a new class of oncology drugs referred to as selective translation regulator inhibitors. eFFECTOR’s STRI product candidates target the eIF4F complex and its activating kinase, mitogen-activated protein kinase 1/2 (MNK 1/2). The eIF4F complex is a central node where two of the most frequently mutated signaling pathways in cancer, the PI3K-AKT and RAS-MEK pathways, converge to activate the translation of select mRNA into proteins that are frequent culprits in key disease-driving processes. Each of eFFECTOR’s product candidates is designed to act on a single protein that drives the expression of multiple functionally related proteins, including oncoproteins and immunosuppressive proteins in T cells, that together control tumor growth, survival and immune evasion. eFFECTOR’s lead product candidate, tomivosertib, is a MNK 1/2 inhibitor, currently being evaluated in KICKSTART, a randomized, double-blind, placebo controlled Phase 2b trial of tomivorsertib in combination with pembrolizumab in patients with metastatic non-small cell lung cancer (“NSCLC”). Zotatifin, eFFECTOR’s inhibitor of eIF4A, is currently in the dose-escalation portion of a Phase 1/2 trial, with Phase 2a expansion cohorts expected to initiate in the second half of 2021. eFFECTOR has a global collaboration with Pfizer to develop inhibitors of a third target, eIF4E. eFFECTOR plans to evaluate zotatifin as a potential host-directed anti-viral therapy in patients with mild to moderate COVID in collaboration with the University of California, San Francisco, under a $5 million grant sponsored by the Defense Advanced Research Projects Agency.

Additional Information and Where to Find It

On May 26, 2021, eFFECTOR entered into the Merger Agreement with LWAC, a special purpose acquisition company, and Merger Sub, a wholly owned subsidiary of LWAC.

In connection with the Merger Agreement, LWAC intends to file a registration statement on Form S-4 with the Securities and Exchange Commission (the “SEC”), which will include a document that serves as a prospectus and proxy statement of LWAC, referred to as a proxy statement/prospectus. A proxy statement/prospectus will be sent to all LWAC stockholders. LWAC also will file other documents regarding the Merger Agreement and the transactions contemplated thereby (the “Transactions”) with the SEC. Before making any voting decision, investors and security holders of LWAC are urged to read the registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC in connection with the Transactions as they become available because they will contain important information about the Transactions, including the terms of the Transactions, the parties involved and the risks associated with the Transactions.

Investors and security holders will be able to obtain free copies of the registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC by LWAC through the website maintained by the SEC at www.sec.gov. Alternatively, these documents, when available, can be obtained free of charge from LWAC upon written request to Locust Walk Acquisition Corp., c/o eFFECTOR, 11120 Roselle Street, Suite A, San Diego, CA 92121, Attn: Secretary, or by calling (858) 925-8215.

Participants in the Solicitation

LWAC and eFFECTOR and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from LWAC’s stockholders in connection with the Transactions. A list of the names of the directors and executive officers of LWAC and information regarding their interests in the Transactions will be contained in the proxy statement/prospectus when available. You may obtain free copies of these documents as described in the preceding paragraph.

No Offer or Solicitation

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of any securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of such other jurisdiction.

Forward-Looking Statements

This press release contains certain forward-looking statements within the meaning of the federal securities laws. All statements other than statements of historical facts contained in this press release, including statements regarding the proposed business combination of eFFECTOR and LWAC and the timing thereof, clinical development plans and the timing thereof and the potential of eFFECTOR’s product candidates to benefit patients, are forward-looking statements. These forward-looking statements are subject to a number of risks, uncertainties and assumptions, including, but not limited to: potential delays in the commencement, enrollment and completion of clinical trials; disruption to eFFECTOR’s operations from the COVID-19 pandemic, including delaying or otherwise disrupting its clinical trials, manufacturing and supply chain; eFFECTOR’s dependence on third parties in connection with product manufacturing and clinical testing; the results of preclinical studies and early clinical trials are not necessarily predictive of future results; the success of eFFECTOR’s clinical trials and preclinical studies for its product candidates; unexpected adverse side effects or inadequate efficacy of eFFECTOR’s product candidates that may limit their development, regulatory approval and/or commercialization, or may result in recalls or product liability claims; risks relating to the proposed business combination, including the risk that the transaction may not be completed in a timely manner or at all; and the risks associated with eFFECTOR’s business and the business combination set forth in the Appendix to the investor presentation filed as Exhibit 99.3 to the Current Report on Form 8-K filed by LWAC on May 27, 2021. Because forward-looking statements are inherently subject to risks and uncertainties, some of which cannot be predicted or quantified and some of which are beyond LWAC’s and eFFECTOR’s control, you should not rely on these forward-looking statements as predictions of future events. The foregoing list of factors is not exclusive, and you should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of LWAC’s Annual Report on Form 10-K for the year ended December 31, 2020 filed with SEC on March 29, 2021, the registration statement on Form S-4 discussed above and other documents filed by LWAC from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements, including the risk that the conditions under the Merger Agreement are not satisfied. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and except as required by law. LWAC and eFFECTOR assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Neither LWAC nor eFFECTOR gives any assurance that either LWAC or eFFECTOR or the combined company will achieve its expectations.

Contacts:

Investors:

Stephanie Carrington

Westwicke, an ICR Company

646-277-1282

Stephanie.Carrington@westwicke.com

Media:

Heidi Chokeir, Ph.D.

Canale Communications

619-203-5391

heidi.chokeir@canalecomm.com